SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

São Paulo, October 11, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL” or “Company”), pursuant to Article 330, item XXXI of the Resolution No. 80 issued by the Brazilian Securities and Exchange Commission, on March 29, 2022, as amended (“Resolution No. 80/2022”), informs its shareholders and the market in general, as required by Appendix E of Resolution No. 80/2022, regarding the Company’s capital increase approved by the Board of Directors at a meeting held on September 30, 2022, under the limit of the authorized capital, due to the exercise of stock options by the beneficiaries of the Company’s Stock Option Plan (“Capital Increase”).

I.	Date of the Shareholders’ General Meeting when the Stock Option Plan Was Approved:

The Company’s Stock Option Plan was approved during the Extraordinary Shareholders’ Meeting of the Company held on October 19th, 2012 and amended on July 30th, 2020.

II.	Capital Increase Amount and New Capital Stock:

The amount of Capital Increase totals R$591,209.60 (five hundred ninety-one thousand, two hundred nine reais and sixty centavos).

Due to the Capital Increase, the Company's capital stock raised from R$4,197,301,073.60 (four billion, one hundred and ninety-seven million, three hundred and one thousand, seventy and three reais and sixty cents), divided into 3,200,350,715 (three billion, two hundred million, three hundred and fifty thousand, seven hundred and fifteen) shares, of which 2,863,682,710 (two hundred billion, eight hundred and sixty-three million, six hundred and eighty-two one thousand, seven hundred and ten) common shares and 336,668,005 (three hundred and thirty-six million, six hundred and sixty-eight thousand and five) preferred shares, all nominative and without par value, to R$4,197,892,283.20 (four billion, one hundred ninety-seven million, eight hundred ninety-two thousand, two hundred eighty-three reais and twenty centavos), represented by 3,200,516,281 (three billion, two hundred million, five hundred sixteen thousand, two hundred eighty-one) shares, being 2,863,682,710 (two billion, eight hundred sixty-three million, six hundred eighty-two thousand, seven hundred ten) common shares and 336,833,571 (three hundred thirty-six million, eight hundred thirty-three thousand, five hundred seventy-one) preferred shares, all nominative and with no par value (“Capital Increase”).

III.	Number of Issued Shares Considering Each Type and Class:

In connection with the Capital Increase, 165,566 (one hundred sixty-five thousand, five hundred sixty-six) preferred shares, nominative, with no par value, all with rights and prerogatives identical to the Company’s preferred shares formerly issued, including potential dividends and/or interests on capital that may happen to be distributed (“Issued Shares”).

IV.	Issue Price of the New Shares:

The issuance price of the Issued Shares was of R$3.57 for each Issued Share.

1	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

V.	Price of Each One of the Types and Classes of Shares Issued by the Company in the Markets Where They Are Negotiated:

a)       Minimum, Medium and Maximum Price of the Last three (3) years:

	2021	2020	2019
Minimum Stock Price	R$14.58	R$5.60	R$20.09
Maximum Stock Price	R$28.75	R$39.05	R$44.62
Average Stock Price	R$21.42	R$20.60	R$30.96

b)       Minimum, Medium and Maximum Price on Each Quarter of the Last Two (2) Years:

2020	1º Quarter	2º Quarter	3º Quarter	4º Quarter
Minimum Stock Price	R$5.60	R$9.47	R$16.47	R$15.62
Maximum Stock Price	R$39.05	R$23.99	R$21.95	R$27.94
Average Stock Price	R$27.68	R$13.97	R$19.05	R$21.71

2021	1º Quarter	2º Quarter	3º Quarter	4º Quarter
Minimum Stock Price	R$18.83	R$21.64	R$16.60	R$14.58
Maximum Stock Price	R$26.20	R$28.75	R$23.72	R$21.88
Average Stock Price	R$22.86	R$24.64	R$20.41	R$17.77

c)       MINIMUM, MEDIUM AND MAXIMUM PRICE ON EACH MONTH OF THE LAST SIX (6) MONTHS:

	Aug/22	Jul/22	Jun/22	May/22	Apr/22	Mar/22
Minimum Stock Price	R$8.37	R$7.48	R$9.07	R$12.93	R$14.69	R$12.28
Maximum Stock Price	R$11.92	R$9.19	R$14.08	R$15.70	R$18.43	R$17.48
Average Stock Price	R$10.49	R$8.30	R$11.11	R$14.45	R$16.40	R$15.16

d)       MEDIUM PRICE OF THE LAST NINETY (90) DAYS:

Average	R$10.27

VI.	Percentage of Potential Dilution Resultant of the Issuance:

The percentage of the dilution due to the increase of capital hereby informed is of de 0.00517%.

More information on the Capital Increase is available on the CVM (http://www.cvm.gov.br/) and B3 (http://www.b3.com.br/pt_br) websites, or on GOL's investor relations website (http://ri.voegol.com.br), or by reaching out to the contacts below:

2	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer